October 24, 2018

VIA EDGAR

Mr. Jeffrey Gabor
Division of Corporation Finance
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 4546
Washington, D.C. 20549-1090

Re:    Apricus Biosciences, Inc.
Registration Statement on Form S-4
Filed August 31, 2018
File No. 333-227166

Dear Mr. Gabor:
We are in receipt of the Staff’s letter dated September 12, 2018 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Apricus Biosciences, Inc. (the “Company”) as set forth below in connection with filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.
Form S-4 Filed August 31, 2018
General

1.
We note that you have a pending request for confidential treatment relating to Exhibits 10.33, 10.34, and 10.35. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response: The Company acknowledges the Staff’s comment and is in receipt of the Staff’s letter, dated September 13, 2018, to Seelos Therapeutics, Inc. (“Seelos”) providing comments on Seelos’ confidential treatment requests with respect to Exhibits 10.33, 10.34 and 10.35. In response to the Staff’s letter to Seelos, the Company has filed a revised Exhibit 10.33 with the Amended Registration Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858‑523-5423. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson
of LATHAM & WATKINS LLP

cc:    Erin Jaskot, Securities and Exchange Commission
Richard W. Pascoe, Apricus Biosciences, Inc.
Matthew T. Bush, Latham & Watkins LLP
Anthony A. Gostanian, Latham & Watkins LLP

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